(Excerpt Translation)


                                                                  April 18, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in March 2008 (the "Current Month").


1. Summary

   Number of listed shares as of the end              3,609,997,492 shares
   of the preceding month

   Total number of shares changed during                162,000,000 shares
   the Current Month

   (out of which, as a result of exercise                       (0 shares)
   of stock acquisition rights)

   (out of which, as a result of other                (162,000,000 shares)
   reasons)

   Number of listed shares as of the end              3,447,997,492 shares
   of the Current Month


2. Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)   Number of shares

   Total number of shares delivered during                        0 shares
   the Current Month

   (out of which, number of newly issued                        (0 shares)
   shares)

   (out of which, number of shares                              (0 shares)
   transferred from treasury shares)

(2)   Exercise price

   Aggregate exercise price during the                               JPY 0
   Current Month

   (out of which, aggregate amount of                              (JPY 0)
   newly issued shares)

   (out of which, aggregate amount of                              (JPY 0)
   shares transferred from treasury shares)

3. Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)   Number of shares

   Total number of shares delivered during                   10,000 shares
   the Current Month

   (out of which, number of newly issued                        (0 shares)
   shares)

   (out of which, number of shares                         (10,000 shares)
   transferred from treasury shares)

(2)   Exercise price

   Aggregate exercise price during the                      JPY 31,160,000
   Current Month

   (out of which, aggregate amount of                              (JPY 0)
   newly issued shares)

   (out of which, aggregate amount of                     (JPY 31,160,000)
   shares transferred from treasury shares)


4. Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)   Number of shares

   Total number of shares delivered during                    9,000 shares
   the Current Month

   (out of which, number of newly issued                        (0 shares)
   shares)

   (out of which, number of shares                          (9,000 shares)
   transferred from treasury shares)

(2)   Exercise price

   Aggregate exercise price during the                      JPY 40,869,000
   Current Month

   (out of which, aggregate amount of                              (JPY 0)
   newly issued shares)

   (out of which, aggregate amount of                     (JPY 40,869,000)
   shares transferred from treasury shares)

5. Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)   Number of shares

   Total number of shares delivered during                   30,300 shares
   the Current Month

   (out of which, number of newly issued                        (0 shares)
   shares)

   (out of which, number of shares                         (30,300 shares)
   transferred from treasury shares)

(2)   Exercise price

   Aggregate exercise price during the                     JPY 132,623,100
   Current Month

   (out of which, aggregate amount of                              (JPY 0)
   newly issued shares)

   (out of which, aggregate amount of                    (JPY 132,623,100)
   shares transferred from treasury
   shares)